Exhibit 99.1

TRICOM ANNOUNCES DELAY IN FILING ITS FORM 20-F

FOR THE YEAR ENDED DECEMBER 31, 2003

(Santo Domingo, Dominican Republic, November 4, 2004) Tricom, S.A. (OTC:TRICY.PK) today announced that KPMG Dominican Republic, Tricom’s independent auditor, advised the Board of Directors on October 28, 2004 that KPMG LLP (United States) has decided to hold their consent for the  filing of Tricom’s  Form 20-F for the year ended December 31, 2003 pending further clarification of  the purchase, in December 2002, of 21,212,121 shares of Tricom’s Class A common stock by a group of investors for an aggregate purchase price of approximately US$70 million with funds loaned to the investors by a bank formerly affiliated with GFN Corp., Tricom’s largest shareholder.

Tricom’s Board of Directors has authorized an independent review and evaluation of the above-mentioned transaction.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed.  For more information about Tricom, please visit www.tricom.net

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For Further Information Contact:

Investor Relations

Ph (809) 476-4044 / 4012

E-mail: investor.relations@tricom.net

For additional information, please visit Tricom’s Investor Relations website at http://www.tdr-investor.com or contact our Investor Relations department at the above numbers.